UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

Banco Santander Brasil S.A. (BM&FBOVESPA: SANB3, SANB4 and SANB11; NYSE: BSBR) – Form 20F Press Release

Banco Santander (Brasil) S.A. (the "Company") announces that its annual report on Form 20-F for the fiscal year ended December 31, 2010 (the "2010 Annual Report") was filed with the Securities and Exchange Commission (the "SEC") on April 8, 2011.

Shareholders may receive a hard copy of the Company's complete audited financial statements free of charge by requesting a copy within a reasonable period of time from Investor Relation area located at Av. Juscelino Kubitschek, 2235 - 10º andar 04543-011 - São Paulo / SP - Brasil at +55 (11) 3553-3300 or email to ri@santander.com.br.

 The 2010 Annual Report can be downloaded by visiting either the SEC's website at www.sec.gov or the Company's website at http://www.santander.com.br/ir.

Banco Santander (Brasil) S.A.
Investor Relations

ri@santander.com.br
www.santander.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 08, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Chief Financial Officer

By:	/S/ Luiz Felipe Taunay Ferreira
Luiz Felipe Taunay Ferreira Officer